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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   Valero                          Doron
--------------------------------------------------------------------------------
   (Last) (First) (Middle)

   1696 N.E. Miami Gardens Drive
--------------------------------------------------------------------------------
                                    (Street)

   North Miami Beach                Florida              33179
--------------------------------------------------------------------------------
   (City) (State) (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

   EQUITY ONE, INC. (NYSE: EQY)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


--------------------------------------------------------------------------------
4. Statement for Month/Day/Year

     April 4, 2003
--------------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Day/Year)

     March 11, 2003
--------------------------------------------------------------------------------
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     President and Chief Operating Officer
--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
--------------------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share (1)         3/11/03                   A              34,500       A    $11.82350  684,355        D
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to                                                                       Common
buy)        $12.3750  1/1/97                                  (2)      12/31/06  Stock     15,000                    D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to                                                                       Common
buy)        $13.25   7/26/02                                 12/31/02  7/25/12   Stock    108,000                    D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to                                                                       Common
buy)        $13.25   7/26/02                                 12/31/03  7/25/12   Stock     92,000                    D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to                                                                       Common
buy)        $13.19    1/2/03                                 12/31/03   1/2/13   Stock     16,000                    D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to                                                                       Common
buy)        $13.19    1/2/03                                 12/31/04   1/2/13   Stock    108,000                    D
------------------------------------------------------------------------------------------------------------------------------------
Stock Option
(right to                                                                       Common
buy)        $13.19    1/2/03                                 12/31/05   1/2/13   Stock     76,000         415,000    D
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Explanation of Responses:

(1) Represents shares issued to reporting person pursuant to the issuer's Amended and Restated 2000 Executive Incentive Compensation Plan on March 11, 2003 in lieu of a cash bonus earned by the reporting person for the fiscal year ended December 31, 2002. The price equals 85% of the 20-day trailing average stock price of the issuer's common stock on March 4, 2003. The shares vest in two equal annual installments on March 10, 2004 and 2005.

(2) The option vested in four equal annual installments beginning on January 1, 1998 and became fully exercisable on January 1, 2001.


         /s/ DORON VALERO                                     April 3, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
               Doron Valero

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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